GREENTECH TRANSPORATION INDUSTRIES INC.
                          7000 Merrill Avenue, Suite 31
                                 Chino, CA 91710
                Telephone (909) 614-7007 Facsimile (909) 614-7007
--------------------------------------------------------------------------------

                                                               December 17, 2010


Ms. Amanda Ravitz
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Greentech Transportation Industries Inc.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed December 6, 2010
    File No. 333-169251

Dear Ms. Ravitz,

Thank you for reviewing our registration statement. In response to your comment letter (dated December 13, 2010) we have amended the registration statement and provide the following information.

General

     1.   We have  updated  the  financial  statements  to October  31, 2010 and
          revised  the  registration   statement  throughout  with  the  updated
          information.

Sincerely,


/s/ Phillip W. Oldridge
--------------------------------
Phillip W. Oldridge
CEO & Director